

May 3, 2023

Kent Rodriguez
Chief Executive Officer, President
Groove Botanicals Inc.
310 Fourth Avenue South, Suite 7000
Minneapolis, MN 5541

Re: Groove Botanicals Inc.
Registration Statement on Form 10-12G
Filed April 13, 2023
File No. 000-23476

Dear Kent Rodriguez:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 19, 2023 letter.

Form 10-12G, filed April 13, 2023

Business, page 3

1. We note your response to comment 1 that the company anticipates capital needs between $500,000 and $5,000,000, and also your revisions in response to comment 5. Please revise your "Present Operations" on page 3 to clarify that the company does not currently own any patents or technologies related to the EV battery industry, and the process to acquire patents and technologies can be costly, and that the company is not guaranteed to acquire any such patents.

Security Ownership of Certain Beneficial Owners and Management, page 15

2. We note your response to comment 15 and reissue in part. Because the Series A Preferred Stock is convertible into the number of shares of common stock sufficient to represent fifty-one percent (51%) of the fully diluted shares outstanding after their issuance, add a column to the beneficial ownership table showing the total percentage of voting power held by each person listed in the table.

Executive Compensation , page 16

3. In response to comment 12, we note your addition of tabular disclosure of compensation accrued to the executive team during the most recently ended fiscal year. We note also that in response to comment 14, you revised to provide tabular disclosure of compensation accrued to directors during the most recently ended fiscal year. Please clarify if CEO and director Kent Rodriguez was paid $48,000 or $96,000 for his services as CEO and a director of the company for the fiscal year ended March 31, 2022. In this regard, we note that Instruction 3 to Item 402(n) of Regulation S-K provides that if a named executive officer is also a director who receives compensation for his or her services as a director, you are to reflect that compensation in the Summary Compensation Table and provide a footnote identifying and itemizing such compensation and amounts.

Financial Statements for Fiscal Year Ended March 31, 2022, page 21

4. We note your most recent fiscal year ended on March 31, 2023, and the automatic effective date of your Form 10 appears to occur more than 45 days after your fiscal year-end. Please continue to monitor the financial statement updating requirements in Rule 8-08 of Regulation S-X.

Exhibits

5. Please furnish the exhibits required by Item 601 of Regulation S-K. See Item 15(b) of Form 10.

You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Robert Babula, Staff Accountant, at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell, Staff Attorney, at 202-551-5351 or Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jack Brannelly